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Exhibit 4.30

news release

NORANDA TO CURTAIL LEAD PRODUCTION
AT ITS BRUNSWICK SMELTER
Smelter to Operate on a Seasonal Basis

BELLEDUNE, NEW BRUNSWICK, December 3, 2002 — Noranda's Brunswick Smelter announced today that due to low treatment charges and the generally weak forecast for the lead market, the Company plans to operate its Belledune smelter on an eight-month seasonal basis while shutting down for four consecutive months each year, beginning in July 2003. This will result in a 22% reduction in annual lead production.

Benchmark treatment charges, which are the smelter's revenues for treating lead concentrates, have decreased by 35% in the last 24 months. In response, the Brunswick smelter will withdraw from custom smelting third-party concentrates in 2003 but will continue to treat lead concentrate from the Brunswick Mine and external sulphate residues. This change in the business model will allow the smelter to maintain production on a seasonal basis.

In making today's announcement, Brunswick Smelter General Manager Thompson Hickey stated, "The weakening conditions in the marketplace, combined with the rapid decrease in treatment charges over the last two years left us with very few alternatives. Our objective is to be able to maintain operations with a positive cash flow while significantly reducing our operating costs."

Brunswick's current average annual production is 100,000 tonnes of lead and twelve million ounces of silver. Under the revised seasonal operating plan, Noranda estimates that annual lead production will be approximately 78,000 tonnes and silver production will be five million ounces. The revised operating plan for the smelter includes increasing the daily production rate in the sinter plant by 10% while reducing overall costs by 10%.

In the coming months, Noranda plans to work with management, employees and the union, as well as its customers on developing and implementing plans to become a seasonal operation. The Brunswick Smelter currently employs 470 people. During the shutdown period, staff and hourly employees will be laid off, except for a minimum number required to keep the plant on care and maintenance. Approximately 70 positions will be eliminated, however, the Company expects to achieve most of these reductions through attrition.

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Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in nine countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:

Dale Coffin
Manager, External Communications
Noranda Inc.
416-982-7161
coffind@noranda.com

www.noranda.com
Roger Clinch
Manager Communications
Noranda Inc.
506-547-6012

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news release
NORANDA TO CURTAIL LEAD PRODUCTION AT ITS BRUNSWICK SMELTER Smelter to Operate on a Seasonal Basis